

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 20, 2009

Peng Keong Lim
President
Smartag International, Inc.
1328 W. Balboa Blvd., Suite C
Newport Beach, CA 92661

> **RE: Smartag International, Inc.**
> **Form 10-12G**
> **Filed September 28, 2009**
> **File No. 000-53792**

Dear Mr. Lim:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based upon the number of record holders, we note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting

requirements under Section 13(a) of the Exchange Act. In addition, we will
continue to review your filing until all of our comments have been addressed.

Explanatory Note

2.   Indicate that you are voluntarily registering your common stock pursuant to
        Section 12(g) of the Securities Exchange Act of 1934.

Item 1. Business, page 3

3.   We note on page 5 that you indicate that the company is not required to deliver an
        annual report to security holders and does not anticipate doing so. Once your
        common stock is registered under Section 12(g), you will be subject to the proxy
        rules. If you are required to hold an annual meeting where directors are to be
        elected, you will be required to deliver an annual report to security holders. If
        true, clarify that applicable state law will not require you to hold an annual
        meeting of shareholders until you merge with an operating company.

Item 1.A Risk Factors, page 5

4.   Add a risk factor highlighting the fact that audited financial statements for the
        applicable periods will be required to be filed within four business days of the
        consummation of an acquisition with an operating company, and the possibility
        that the expense and time involved in such an endeavor may inhibit the
        company's ability to merge with another company.

5.   Add a risk factor highlighting the unavailability of Rule 144 for resales of
        restricted securities.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 10

6.   Further expand your discussion to address how you intend to meet the capital
        needs reference in your auditor's going concern opinion. In particular, please
        address how you plan to meet the cash obligations resulting from the convertible
        note with Ventana Capital Partners ($25,000 due November 17, 2009) and the
        Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc.
        ($5,000 per month). Include a detailed discussion of management's viable plan
        for overcoming these financial difficulties and discuss in detail your cash
        requirements as a public company during the next twelve months and your ability
        to generate sufficient cash to support operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

7.   Please identify the natural person or persons who hold voting and/or investment power over the shares beneficially owned by Smartag Solutions Bhd.

Item 5. (a) Identification of Directors and Officers, page 12

8.   Please revise the director and executive officer table to include Lau Ken Wah, as his biography is disclosed in the discussion below.

9.   We note that each biography details the position held by such person within the organization "Smartag Solution Bhd." Please revise to identify all positions and offices held by each person with the registrant.

Item 7. Certain Relationships and Related Transactions…, page 15

10.   We note that Chad Love Lieberman was issued 10,000,000 shares of common stock on December 9, 2008. If Mr. Lieberman is not the natural person who holds voting and/or investment power over the shares beneficially owned by Smartag Solutions Bhd., please tell us why he is not listed as a 5% beneficial owner in your security ownership table on page 11.

Item 9. Market for Common Equity and Related Stockholder Matters, page 15

11.   Please revise to state that your common stock is "quoted" on the OTC Pink Sheets and not "listed," as shares are not "listed" on this automated quotation system.

Item 10. Recent Sales of Unregistered Securities, page 16

12.   Please revise to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption.

13.   With respect to the shares issued to Ventana, please revise to state the nature of the services to be rendered.

Item 11. Description of Registrant's Securities, page 16

Trading of Securities in Secondary Market, page 17

14.   You state that 10,010,000 of the 10,137,008 shares presently outstanding are "restricted securities," as that term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering. Please explain why the remaining 127,008 shares are not also "restricted securities." In this regard, we note that neither you nor your predecessor entities have filed a

registration statement that registered a public offering under the Securities Act of
1933.

(d) Debt Securities, page 18

15.   In the first paragraph of this subsection, you state that the convertible note may be
       converted at any time prior to the maturity date into shares of common stock at
       $0.05 per share. However, the convertible note filed as exhibit 10.1 provides that
       the conversion price is $0.005 per share (see Section 7 of the Convertible Note).
       Please reconcile this discrepancy.

16.   Please note that Rule 13d-3 provides that a person shall be deemed to be the
       beneficial owner of a security if that person has the right to acquire beneficial
       ownership of such security within sixty days. As Ventana Capital Partners has
       the right to acquire beneficial ownership of common shares through immediate
       conversion of the convertible note, please revise your security ownership table on
       page 11 to include the beneficial ownership of common shares by Ventana
       Capital Partners.

17.   Please revise your related party transactions disclosure on page 15 to include the
       November 18, 2008 Convertible Note transaction with Ventana Capital Partners
       and the March 17, 2009 Revolving Promissory Note transaction with Smartag
       Solutions Bhd, as these parties are security holders covered by Item 403(a) of
       Regulation S-K.

18.   Please update your disclosure with respect to the Revolving Promissory Note as
       the September 30, 2009 deadline has now passed.

Statement of Cash Flows, page 27

19.   We note that you are reflecting non-cash transactions in your cash flows from
       financing activities. Please correct your statement of cash flows to properly
       present these transactions as either adjustments to reconcile net loss to net cash
       used in operating activities or remove them from the statement, depending on the
       nature of the transaction to which they relate. Refer to ACS 230-10 for guidance.

Notes to the Financial Statements

Note 2 – Note Payable, page 33

20.   You state the company issued a Convertible Note for $25,000 to Ventana Capital
       Partners, Inc. in connection with cash, cash equivalents and professional services
       paid by Ventana. Please amend your filing and revise your disclosure to clarify

what the company received in exchange for the Note, stating whether it was cash, services, or if both, the amount attributed to each.

Note 4 – Related-party transactions, page 33

21. You state that Chad Love Lieberman is the company's president and sole director. However you list Peng Keong Lim as the president on page 49 as well as several other directors. Please explain these discrepancies to us and clarify or correct your filing where appropriate.

Statement of Operations, page 38

22. You are presenting loss from discontinued operations in the cumulative from inception column. Please clarify your notes explaining what this amount relates to and tell us why this is appropriate with reference to applicable accounting literature. Also, this presentation is not consistent with the presentation on the statement of operations for the years ending December 31, 2008 and 2007 and from inception through December 31, 2008, on page 25. If you deem the presentation of discontinued operations appropriate, please revise the statement on page 25 accordingly along with an explanation in the notes.

23. Please correct your calculation of net loss per share from discontinued operations for the six months ended June 30, 2008.

* * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3364 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile at (949) 258-5379
        Eric Stoppenhagen